# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 03/17/2026
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,901,004; sole dispositive power 3,852; shared dispositive power 9,901,004; aggregate amount beneficially owned 9,904,856 (8.4% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4.1% of the class)
- LIPO Investments (USA), Inc. (CIK 0002003936): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (2.9% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,098,309; sole dispositive power 0; shared dispositive power 1,098,309; aggregate amount beneficially owned 1,098,309 (0.9% of the class)
- Low Tide Properties Ltd. (CIK 0001972360): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,122; sole dispositive power 0; shared dispositive power 554,122; aggregate amount beneficially owned 554,122 (0.5% of the class)
- House of Wilson Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Laura Gentile: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Eric Hirshberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Marc Maurer: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Comment: This Amendment No. 16 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Laura Gentile, Eric Hirshberg and Marc Maurer (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D") to reflect certain updates to the information previously reported. The number of shares of Issuer common stock beneficially owned by the Reporting Persons has not changed since the filing of Amendment No. 15 to the Schedule 13D filed by the reporting persons thereto on March 16, 2026. The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 17, 2026, Mr. Wilson issued a press release (the "March 17th Press Release"), a copy of which is attached as Exhibit 99.1 to this Amendment. The March 17th Press Release sets forth a series of questions for the Issuer to address during the Issuer's fourth quarter and full year fiscal 2025 earnings call, including questions regarding the relationship between discounting and its impact on premium brand value, the decision-making process for product launches, changes made to address product failures, and efforts to remedy underperformance in North American sales. The information contained in Exhibit 99.1 of this Amendment is incorporated herein by reference.

On March 18, 2026, Mr. Wilson issued a press release (the "March 18th Press Release"), a copy of which is attached as Exhibit 99.2 to this Amendment, setting forth Mr. Wilson's views regarding the Issuer's announcement of certain Board changes and the Issuer's fourth quarter and full year fiscal 2025 results. The March 18th Press Release also expresses Mr. Wilson's views that, while incremental Board refreshment is a step in the right direction, governance issues remain at the Issuer, and coupled with the Issuer's outlook for fiscal year 2026 indicating no meaningful change in trajectory, underscore the continuing need for substantial refreshment at the Board level. The information contained in Exhibit 99.2 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Press Release Titled "Chip Wilson Puts Focus on lululemon's Brand and Creative Strategy Ahead of lululemon's Earnings Results"

Exhibt 99.2 Press Release Titled "Chip Wilson Comments on lululemon's Board Changes and Fourth Quarter and Full Year Fiscal 2025 Results"

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (03/19/2026)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (03/19/2026)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (03/19/2026)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd., corporate trustee of Wilson 5 Foundation (03/19/2026)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (03/19/2026)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (03/19/2026)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (03/19/2026)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (03/19/2026)
- House of Wilson Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (03/19/2026)
- Laura Gentile: /s/ Laura Gentile, Laura Gentile (03/19/2026)
- Eric Hirshberg: /s/ Eric Hirshberg, Eric Hirshberg (03/19/2026)
- Marc Maurer: /s/ Marc Maurer, Marc Maurer (03/19/2026)